MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. BONNETT

LAUREN M. KOFKE

ZACHARY S. PODOLSKY

RACHEL B. REISBERG

MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

NOAH B. YAVITZ

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL

MICHAEL H. BYOWITZ

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

JB KELLY

MEYER G. KOPLOW

JOSEPH D. LARSON

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ROSEMARY SPAZIANI

ELLIOTT V. STEIN

WARREN R. STERN

LEO E. STRINE, JR.*

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

MARC WOLINSKY

* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

Direct Dial: (212) 403-1005 Direct Fax: (212) 403-2005 E-Mail: VGoldfeld@wlrk.com

April 22, 2022

Via EDGAR and Courier

Austin Wood

Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bluerock Homes Trust, Inc. Form 10-12B Filed March 9, 2022 File No. 001-41322

Dear Mr. Wood and Ms. Long:

On behalf of our client, Bluerock Homes Trust, Inc. (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 8, 2022, regarding the Company’s registration statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission on March 9, 2022. In connection with this letter responding to the Staff’s comments, the Company is publicly filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company. All page references in the response set forth below refer to pages of Amendment No. 1.

Unaudited Pro Forma Combined Statement of Operations, page 82

1.	We note the line caption interest income from related parties is not consistent with the caption interest income from loan investments on page F-4. Please advise or revise for consistency.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Amendment No. 1.

Adjustments to the Unaudited Pro Forma Combined Statement of Operations, page 85

2.	We note your response to our prior comment 7 and your revisions to your filing. With respect to the revenues and expenses in adjustment a, please address the following:

•	Please tell us and expand your disclosure to further clarify from where the amounts were derived and clarify the nature of and basis for any adjustments made to such amounts.

•	Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87 of Amendment No. 1.

•	Please tell us why these amounts are not based on the actual revenues earned and the actual expenses incurred, if true.

•

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the amounts in adjustment a with respect to Wayford at Concord are based on historical financial information received from the seller. For the other properties, the revenues are based on the actual rent rolls at December 31, 2021, which are supported by executed leases. The Company’s historical single-family residential bad debt expense rate (1.3% of revenues) was also applied to the rent roll revenues. For operating expenses, the amounts are primarily based on actual expenses, such as real estate tax bills, in-place insurance policies, franchise tax rates, leasing commissions and HOA fees (collectively, the “Categories”). Certain expenses such as utilities, administrative, repairs and maintenance (comprising approximately 20% of total expenses) are based on estimates, which are based on the Company’s and its joint venture partners’ significant experience in operating residential assets. As the Company respectfully advised the Staff in its response to the Staff’s prior comment 15, the previous owners of Yauger Park Villas, Springfield, ILE, Texas Portfolio 183 and DFW 189 have been unable and/or unwilling to provide the Company with reliable historical financial information, and this applies to the previous owners of the other properties listed under adjustment a as well, other than Wayford at Concord. That said, the Company has made significant efforts to obtain any historical information it can in order to produce actual revenues and expenses based on contracts that were in place as at December 31, 2021. The Company believes that the pro forma financial information presented in Amendment No. 1 is not materially different than if it were based on historical financial statements of each of the properties, as adjusted for contractual arrangements such as lease agreements, insurance contracts and management agreements.

•	Please tell us how you determined that the amounts reflected for such revenues and expenses comply with Article 11 of Regulation S-X.

•

Response: These amounts are based on the best possible estimation that the Company can make in the absence of historical financial information from the sellers and closely represent what the Company believes actual historical results would have been if the Company owned the properties since January 1, 2021. As discussed in the response to the prior bullet, the Company believes that the pro forma financial information presented in Amendment No. 1 is not materially different than if it were based on historical financial statements of each of the properties, as adjusted for contractual arrangements such as lease agreements, insurance contracts and management agreements. With respect to revenues, other than for Wayford at Concord, where the Company used historical financial information from the seller, revenues were based on the properties’ December 31, 2021 rent rolls, and such rent rolls are supported by actual executed leases. The Company’s historical single-family residential bad debt expense rate (1.3% of revenues) was also applied to the rent roll revenues. With respect to expense adjustments, approximately 80% of such expense adjustments were based on and adjusted from historical actual results or contractual agreements for the Categories, which Categories are further detailed on page 87 of Amendment No. 1. The Company calculated this 80% as the Categories consist of 80% of the overall adjustment for expenses for the properties.  The remaining 20% of such expenses (utilities, administrative, and repairs and maintenance) were based on and adjusted from the Company’s joint venture partners’ historical experience of operating residential assets for an average of 90 years per joint venture senior management team and the Company’s historical experience of operating residential assets for the past 14 years.

3.	We note your adjustment c for management fees. Please revise your disclosure to indicate how both property management and asset management fees are calculated. In addition, please tell us which agreement(s) contains terms for these fees.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 88 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Funds from Operations and Core Funds from Operations Attributable to Common Stockholders and Unitholders, page 99

4.	We note your adjustments are on a pro-rata basis to arrive at FFO attributable to Bluerock Homes and CFFO attributable to Bluerock Homes. Please tell us how you determined it was appropriate to aggregate such adjustments on a pro-rata basis. Alternatively, revise your filing to present these adjustments on a gross basis. For example purposes only, please revise to present a line item for the adjustment for total real estate depreciation and amortization and a separate line item for the portion of real estate depreciation and amortization allocated to noncontrolling interests.

Response: The Company adjusts the components of FFO and CFFO by deducting its joint venture partners’ noncontrolling interest share to reflect only the amount attributable to Bluerock Homes shareholders.  As the Company anticipates disclosing FFO and CFFO per share amounts in connection with its quarterly earnings, the amount attributable to Bluerock Homes shareholders is utilized in the FFO and CFFO per share calculation.

Business and Properties, page 102

5.	We note your amended disclosure in response to comment 9 from our previous letter. Please revise to clarify what is meant by “scattered.” For example, clarify whether you mean that the homes are not always part of a single community or development. Please also explain what a “first-ring suburban market” is, and identify any major metropolitan areas that are accessible from the suburban markets where your scattered homes are located, or that you may be targeting for additional acquisitions. Please also clarify what the operational, financial or other effect is of aggregating these homes into large portfolios.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 13, 103, 106, and 110 of Amendment No. 1.

6.	We note your amended disclosure in response to comment 10 from our previous letter. We reissue the comment in part. Please quantify, either in a range or as a specific number, the average cost associated with making a recently acquired home rent- ready. We understand that there may be significant variance in cost across homes depending upon a number of factors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of Amendment No. 1.

7.	We note your amended disclosure in response to comment 11 from our previous letter. On page 102 you provide that most properties are rent ready and do not require renovations, but you also provide that some properties have renovations planned. Please revise this section, in accordance with comment 11, to identify the properties that require renovations and quantify the costs of the planned renovations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 127 of Amendment No. 1. The Company respectfully advises the Staff that it believes it would not be informative to shareholders to list the individual properties which require repairs or which are scheduled to undergo value-add renovations given the number of properties and the immateriality of any individual property.

Property Management and Leasing, page 121

8.	We note your amended disclosure in response to comment 13 from our previous letter. We reissue the comment in part. Please further revise your disclosure to include any requirements or characteristics you or your property managers have with respect to tenants. For example, requirements or characteristics such as tenant age, income coverage, number of adults per home, and household income.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of Amendment No. 1. The Company respectfully advises the Staff that it is not in a position to provide specific quantitative metrics for each of the characteristics set forth in the revised disclosure, as these quantitative metrics change based on rental market conditions and the particular location of the property.

Combined Financial Statements, page F-1

9.	We note your response to our comment 15, and that six single-family properties (collectively, the “Relevant Properties”) acquired during the fiscal year ended December 31, 2021 exceeded 20% of the total assets of the Predecessor Entity as of December 31, 2020. With respect to the Relevant Properties, please address the following:

•	Please tell us which of the Relevant Properties was acquired from a seller that was not a small business owner and that you might potentially be able to obtain the information necessary to prepare Rule 3-14 financial statements.

•	Response: Wayford at Concord was acquired from a seller that was not a small business owner and the Company may be able to obtain the information necessary to prepare Rule 3-14 financial statements for Wayford at Concord, given its involvement as a financing source in connection with the development of the property. Notwithstanding the ability to potentially provide Rule 3-14 financial statements for that property, the Company respectfully advises the Staff that it believes that such financial statements would not be informative to shareholders given that the Company acquired the property shortly after it reached stabilization and as such, its historical results would primarily reflect operations during the development and lease-up stage, rather than after stabilization, which is the going forward state of operations of the property. The property commenced lease-up in January 2020 and reached stabilization (with an occupancy rate equal to or greater than 90%) in March 2021 and was acquired by the Company in June 2021. Additionally, as discussed below, the historical financial information needed for the Company to produce Rule 3-14 financial statements for the other Relevant Properties is not available, and as such the Company is unable to provide Rule 3-14 financial statements for such properties. Although the Company may be able to provide Rule 3-14 financial statements for Wayford at Concord, the Company respectfully submits that doing so would be misleading to investors, as it would suggest that this particular property is more consequential and important than the other Relevant Properties, when in fact it is due to the recordkeeping practices of the sellers of the Relevant Properties, not any characteristics of the Relevant Properties themselves.

•	Please tell us what steps were taken to request financial information that would be necessary to prepare Rule 3-14 financial statements.

•	Response: With respect to each property the Company acquires (including the Relevant Properties), it requests financial information from the seller during its initial diligence and underwriting process. The Company’s standard request list includes requests for (1) historical operating statements from ownership for the past three years, as well as month and year-to-date for the prior year and the current year; (2) bank statements for the previous 12 months; (3) a general ledger along with adjusting entry schedules for the previous 12 months; and (4) a list of aged receivables, as well as a detailed rent roll, tax bills and assessment notices and utility bills. The Company’s acquisition team reviews the financial information available from the seller and works with the seller to obtain as much information as is possible from the seller based on their level of sophistication and record keeping. Except for Wayford at Concord, the sellers of the Relevant Properties are either smaller operators with record keeping processes insufficient to produce auditable financials or they recently purchased the underlying properties from such smaller operators and as such do not have the requisite financials. In connection with the preparation of the Company’s Form 10 and following receipt of initial comments from the Staff with respect to Rule 3-14 financial statements, the Company contacted the sellers of the Relevant Properties again and specifically requested (1) a P&L statement for the years ended 12/31/21 and 12/31/20; (2) a final trial balance for the years ended 12/31/21 and 12/31/20; (3) monthly rent rolls for each month during 2021 and 2020; and (4) a full general ledger for 2021 and 2020 (including revenue broken down by tenant and expenses broken down by invoice). The Company followed-up with the respective sellers several times until it was reasonably established that the Company would not be able to obtain information sufficient to allow it to prepare Rule 3-14 financial statements.

•	Please clarify for us what is meant by sellers being “incentivized by the sale process” to provide financial information that would be necessary to prepare Rule 3-14 financial statements. In your response, please clarify if providing such information was required by the purchase and sale agreement.

•	Response: During the sales process, sellers are incentivized to be as cooperative as possible with potential purchasers in order to obtain the highest possible price in connection with such sale and to ensure that an agreement with respect to the sale will be reached (as opposed to subsequent to the sale when such incentive would no longer exist given the sale has closed and the proceeds have been received). Providing the financial information required to prepare Rule 3-14 financial statements was not required by the relevant purchase and sale agreements. Although the Company did not negotiate the purchase and sale agreements, as they were negotiated by the Company’s joint venture partner in all cases, the Company believes that the likely reason such purchase and sale agreements did not include such a requirement was that the seller would not have been able to comply because it did not have the requisite information to provide.

•	We note adjustment a to your pro forma financial information described on page 85. Please tell us what historical financial information, if any, was received from the sellers of the Relevant Properties.

•	Response: As noted in the Company’s response to the second bullet of the Staff’s comment 2, the Company did not receive reliable historical financial information from any of the sellers of the Relevant Properties except for the seller of Wayford at Concord.

•	Please elaborate on the prior rental history of the two Relevant Properties that are in the category of Build-to-Rent. In this regard, please tell us which periods during 2020 until acquisition in 2021 that such properties were in development, in lease up, and stabilized, as well as your determination of what qualifies as stabilized. In your response, please provide occupancy information, if known, throughout 2020 through and including the period in 2021 prior to acquisition.

•	Response: Yauger Park Villas

▪	Development, Lease-up and stabilization (defined as occupancy equal to or greater than 90%) were completed prior to 2020.

▪	Monthly occupancy is set forth in the table below:

Monthly Occupancy
Jan 20 – 81.3%	Feb 20 – 87.5%	Mar 20 – 90.0%	Apr 20 – 88.8%	May 20 – 92.5%
Jun 20 – 97.5%	Jul 20 – 98.8%	Aug 20 – 100%	Sep 20 – 98.8%	Oct 20 – 100%
Nov 20 – No Historical Information Provided by Seller	Dec 20 – No Historical Information Provided by Seller	Jan 21 – No Historical Information Provided by Seller	Feb 21 – No Historical Information Provided by Seller	Mar 21 – No Historical Information Provided by Seller

•	Wayford at Concord

▪	Development commenced in the fourth quarter of 2018 and concluded in the fourth quarter of 2020.

▪	Lease-up commenced in the first quarter of 2020 and concluded when stabilization was achieved.

▪	Stabilization (defined as occupancy equal to or greater than 90%) was achieved at the end of the first quarter of 2021, shortly before the property was acquired in June of 2021.

▪	Monthly occupancy is set forth in the table below:

Monthly Occupancy
Jan 20 – 1.3%	Feb 20 – 3.5%	Mar 20 – 7.1%	Apr 20 – 8.9%	May 20 – 14.7%
Jun 20 – 23.7%	Jul 20 – 32.6%	Aug 20 – 46.1%	Sep 20 – 55.1%	Oct 20 – 63.5%
Nov 20 – 72.8%	Dec 20 – 78.6%	Jan 21 – 82.6%	Feb 21 – 86.8%	Mar 21 – 90.9%
Apr 21 – 93.6%	May 21 – 96.3%

•	Please elaborate on the prior rental history of the four Relevant Properties that are in the category of Scattered Site-Clustered. In your response, please provide occupancy information, if known, throughout 2020 through and including the period in 2021 prior to acquisition. In addition, please clarify if any of these Relevant Properties were undergoing renovations during 2020, during 2021 prior to acquisition, or subsequent to acquisition.

•	Response: The Company does not have historical occupancy information for the Scattered Site-Clustered Properties. Each of the four Relevant Properties that are in the category Scattered Site-Clustered are large portfolios of individual properties ranging from 183 units to 290 units. These properties were acquired from sellers who aggregated portfolios of single-family residential properties through the acquisition of individual properties (generally one or two properties at a time) over a period of months and sometimes years. Certain of these individual properties had prior rental operations, but a significant number were owner-occupied and a significant number of properties required renovations, in each case requiring a lease-up period.

•	Please clarify for us whether you believe the historical performance of the Relevant Properties is or is not representative of future operations, and how you made your determination.

•	Response: The Company respectfully advises the Staff that it does not believe the historical performance of any of the Relevant Properties is representative of future operations.

With respect to the Build to Rent Properties, Wayford at Concord was only acquired shortly after reaching stabilization and as such, its historical performance was primarily during its development and lease-up stages, which is not representative of future operations. And although Yauger Park Villas had reached stabilization prior to 2020, its performance after reaching stabilization and before its acquisition by the Company is not indicative of future operations. Yauger Park Villas was acquired from a small operator which operated only a small number of properties prior to the sale of the property to the Company. Smaller operators generally do not benefit from the same economies of scale as larger operators like the Company, meaning they have less purchasing power, have fewer operational efficiencies and lack the ability to spread costs across multiple properties. As such, the Company believes that a number of inputs reflected in the historical performance of the property will not be representative of what the Company expects to be achieved in future operations, including with respect to lower insurance costs, leasing costs, marketing costs and maintenance costs, as well as improved margins resulting from professional management.

With respect to the Scattered Site-Clustered Properties, they were acquired from sellers who aggregated portfolios of single-family residential properties through the acquisition of individual properties (generally one or two properties at a time) over a period of months and sometimes years. As such, in addition to the points raised above with respect to the lack of economies of scale in connection with smaller operators, the Company believes several factors make the historical performance of the Scattered Site-Clustered Properties not representative of future operations. First, during the period of historical performance, the sellers of the portfolios were actively aggregating the various individual properties into the applicable portfolios. As such the portfolios were growing over the course of the period and did not reflect the number of properties in the portfolios after 2020, which numbers (after taking into account additional growth before the Company’s acquisition of the properties) are more indicative of how the Company has been operating, and plans to continue to operate, the portfolios going forward. Second, although the Company does not know the exact number, it is aware based on its due diligence that a significant number of the individual properties comprising the portfolios were owner-occupied prior to the acquisition by the sellers of the portfolios and remained as such through 2020; since the Company has been operating, and plans to continue to operate, solely rental properties, such owner occupancy is not indicative of future operations. Finally, although the Company does not know the exact number, it is aware based on its due diligence that a significant number of the individual properties comprising the portfolios required renovation prior to being rent ready, which renovations were not completed during 2020 and as such were of a nature not indicative of how the Company has operated, and plans to continue to operate, such properties going forward.

*      *      *      *      *      *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1005 or VGoldfeld@wlrk.com, or my colleague Elizabeth A. Ingriselli, at (212) 403-1130 or EAIngriselli@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld
Victor Goldfeld

cc:	Michael Konig, Bluerock Residential Growth REIT, Inc.
Jason Emala, Bluerock Asset Management, LLC
Elizabeth A. Ingriselli, Wachtell, Lipton, Rosen & Katz